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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Irving Place, 2nd Floor
(No. and Street)

New York (City) New York (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Soave 212-295-3744
(Area Code — Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

278 Route 34 (Address) Matawan (City) New Jersey (State) 07747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/9/15

OATH OR AFFIRMATION

I, Joseph Soave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningside Securities, LLC, as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title Chief Financial Officer

Notary Public

TANYA GARRETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GA6177711
Qualified in New York County
My Commission Expires November 19, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MORNINGSIDE SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Morningside Securities, LLC

We have audited the accompanying financial statements of Morningside Securities, LLC (a New York Limited Liability Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Morningside Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Morningside Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Morningside Securities, LLC's financial statements. The supplemental information is the responsibility of Morningside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects in relation to the financial statements taken as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 29, 2015

MORNINGSIDE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
Assets	
Cash	$ 74,848
Accounts receivable	20,000
Prepaid expenses	4,891
Total assets	$ 99,739
Liabilities and Members' Equity	
Accrued expenses	$ 34,712
Members' Equity	
Members' equity	65,027
Total liabilities and members' equity	$ 99,739

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Revenues		
Fees	$	65,000
Expenses		
Commissions paid		64,500
Regulatory fees and expenses		8,055
Occupancy		30,633
Professional fees		33,750
Other expenses		7,670
Total expenses		144,608
Net loss	$	(79,608)

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Members' equity at January 1, 2014	$	25,370
Contributions from members		119,265
Net loss		(79,608)
Members' equity at December 31, 2014	$	65,027

The accompanying notes are an integral part of these finanical statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Cash flows from operating activities		
Net loss	$	(79,608)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Accounts receivable		(20,000)
Prepaid expenses		984
Increase decrease in operating liabilities		
Increase in accrued expenses		27,872
Net cash used in operating activities		(70,752)
Cash flows from financing activities		
Members contributions		119,265
Net decrease in cash		48,513
Cash, beginning of year		26,335
Cash, end of year	$	74,848

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

1 – Organization and Nature of Operations of Business

Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and also does not carry accounts for customers.

On June 30, 2014, 20 Gates Holding, LLC the 100% owner of Morningside Securities, LLC has agreed to sell the firm to Prime II Management Services, LLC in two separate transactions that will ultimately result in Prime II Management Services, LLC owning 100% of Morningside Securities, LLC for $60,000. The initial deposit was made to acquire 24.9% of the company and the final transaction for the balance due will be made upon approval of "FINRA" approving Prime II Management Services, LLC purchasing the balance of the Company's 75.1% of ownership.

The members have represented they will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through December 31, 2014.

2 - Significant Accounting Policies

Basis of presentation:

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and other regulation:

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

2 – Significant Accounting Policies (Continued)

Concentrations of credit risk for cash:

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue recognition:

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

Income taxes:

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Operating leases:

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

3 – Lease Commitments

The Company has offices at two locations in New York City and they are deemed both under operating leases with the following terms and conditions:

The location at 30 Irving Place is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. The current monthly rent is $1500 and the total rent paid in 2014 was $19,200. The second location at 70 West 36th Street is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. This lease began September 1, 2014 with current monthly rent $1,933.33 and total rent paid in 2014 was $7,733.

4 – Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $40,136, which exceeded requirements by $35,136. The ratio of aggregate indebtedness to net capital was .86 to 1 at December 31, 2014.

5 – Members Equity

On June 1, 2012, 20 Gates Holding LLC purchased the remaining 80% membership interest in the Company for $60,000. Also additional contributions by 20 Gates Holding LLC were made of $75,000 in 2012, $50,000 in 2013 and $93,265 in 2014. Prime II Management Services, LLC made capital contributions in 2014 for $26,000.

6 – Subsequent Events

The Company has evaluated subsequent events through January 29, 2015 the date of the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

MORNINGSIDE SECURITIES, LLC

Supplementary Information

SCHEDULE I
MORNINGSIDE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total members equity	$	65,027
Deductions and / or charges		
Non-allowable assets		
Other assets		24,891
Net capital	$	40,136
COMPUTATION OF AGGREGRATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	34,712
Aggregate indebtedness	$	34,712
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Excess net capital	$	35,136
Excess capital at 1500%	$	35,136
Ratio: Aggregate indebtedness to net capital		.86 to 1

There are no material differences between computations of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filings for December 31, 2014.

SCHEDULE II
MORNINGSIDE SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2014, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT

To the Members'
Morningside Securities, LLC

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) Morningside Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and (2) Morningside Securities, LLC stated that Morningside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Morningside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morningside Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 29, 2015

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MORNINGSIDE SECURITIES, LLC

RULE 15c3-3 EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2014

In accordance with FINRA membership agreement applicable to Morningside Securities, LLC (the "Company"), it, is designated to operate under the exemption provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash of securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so, throughout the year ended December 31, 2014, without exception.

Signature

Joseph Soave
Chief Financial Officer

Title